950 48th Avenue North

Suite 203

Myrtle Beach, SC 29577

(843) 213-0999

(843) 213-0788 (fax)

www.nexitybank.com

September 26, 2007

Ms. Sharon M. Blume

Reviewing Accountant

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Nexity Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 14, 2007

File No. 000-51273

Dear Ms. Blume:

I received your comment letter dated September 19, 2007 regarding your review of our supplemental response letter dated September 11, 2007. We acknowledge that Nexity Financial Corporation (“Nexity”) is responsible for the adequacy and accuracy of the disclosure in this filing and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and Nexity may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Nexity Financial Corporation

Form 10-K/A filed September 17, 2007

Report of Independent Registered Public Accounting Firm, page 49

1.	We will amend our Form 10-K/A to include a reissued audit report from Mauldin & Jenkins on our December 31, 2006 financial statements. The audit report will be dual-dated to reflect the original date of the report and the date the restated statements of cash flows and related footnotes were audited. We will also update the related consent of independent registered public accounting firm.

Sharon M. Blume

Securities and Exchange Commission

September 26, 2007

If you have any questions or need additional information, please call me at (843) 213-0999 or email me at jmoran@nexitybank.com.

Sincerely,

/s/ John J. Moran
John J. Moran
Executive Vice President & Chief Financial Officer

Cc:	Michael D. Waters

Balch & Bingham, LLP

Hanson Borders

Mauldin & Jenkins, LLC

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